UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15D
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-53479
Dove Energy, Incorporated
(Exact name of registrant as specified in its charter)

800-6th Avenue SW, Suite 410, Calgary, Alberta, Canada T2P 3G3 Tel: 403-612-1980
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares (no par value per share)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 10

Pursuant to the requirements of the Securities Exchange Act of 1934, Dove Energy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 19, 2010	By: Name:	/s/ Victor DeLaet Victor DeLaet
	Title:	Interim Chairman and Chief Executive Officer, and Chief Financial Officer